RIOT PLATFORMS, INC.

POLICY FOR THE RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

I.	POLICY OVERVIEW

Riot Platforms, Inc., a Nevada corporation, (together with its consolidated subsidiaries, the “Company”) has adopted this Policy for the Recovery of Erroneously Awarded Compensation (this “Policy”) to set forth the Company’s criteria, process and procedures for the recovery of incentive- based compensation erroneously awarded to, or earned or received by, certain Company officers under the circumstances described herein. This Policy is effective as of October 2, 2023 (the “Effective Date”) and replaces, supplements, and amends all previous Company clawback policies, rules, and procedures.

This Policy has been adopted, and is administered by, the Compensation and Human Resources Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company, which is comprised entirely of independent directors. The Committee will have full and final authority to make any and all determinations required under this policy. Any determination by the Committee with respect to this Policy will be final, conclusive, and binding on all parties. The Committee may amend or terminate this Policy at any time.

This Policy is intended to comply with the applicable rules of The Nasdaq Stock Market (the “Exchange” and the “Exchange Rules”) and with Section 10D (“Section 10D”) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and Rule 10D-1 adopted thereunder (“Rule 10D-1” and, together with the Exchange Rules and Section 10D, the “Rules”). This Policy, and all capitalized terms herein, will be interpreted and administered consistent with this intent, and any conflicts or ambiguities between this Policy and the Rules shall be resolved in favor of the Rules.

II.	RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION
(A)In the event of an Accounting Restatement, the Company seeks recovery of any Erroneously Awarded Compensation Received reasonably promptly in accordance with the Rules, as follows:
(1)After an Accounting Restatement, the Committee shall determine the amount of Erroneously Awarded Compensation Received by each Executive Officer (if any) and shall promptly provide each Executive Officer with a written notice containing the amount of Erroneously Awarded Compensation to be recovered and a demand for repayment or return of such Erroneously Awarded Compensation by direct payment to the Company or such other means or combination of means as the Committee determines to be appropriate (which determinations need not be identical as to each Executive Officer), as applicable.
(a)For Incentive-Based Compensation based on (or derived from) the Company’s stock price or total shareholder return (“TSR”), where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:
(i)The amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total shareholder return upon which the Incentive-Based Compensation was Received; and

(ii)The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to the Exchange.
(b)Such Erroneously Awarded Compensation may include, but is not limited to (a) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards; (b) offsetting the amount to be recovered from any compensation otherwise owed by the Company to the Executive Officer, whether earned before or after the date of the foregoing determination and whether earned pursuant to employment or under a severance, consulting or other post-employment agreement or arrangement; (c) cancelling outstanding vested or unvested equity awards; (d) requiring reimbursement of previously-paid cash Incentive-Based Compensation; and/or (e) taking any other remedial and recovery action permitted by law, as determined by the Compensation Committee, in each case, notwithstanding any Executive Officer’s belief (whether legitimate or reasonably or not) that the Erroneously Awarded Compensation had been previously earned under applicable law and therefore not subject to recoupment.
(2)The Committee shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances. Notwithstanding the foregoing, except as set forth in Section II(B)(2) below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder.
(3)To the extent that the Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.
(4)To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.
(B)Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section II(A) above if the Committee (or in the absence of such a Committee, a majority of the independent directors serving on the Board) determines that recovery would be impracticable and any of the following two conditions are met:
(1)The Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy will exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, document such attempt(s) and provide such documentation to the Exchange; or

(2)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.
III.	DISCLOSURE REQUIREMENTS

The Company shall file all disclosures with respect to this Policy required by applicable U.S. Securities and Exchange Commission (“SEC”) filings and rules.

IV.	PROHIBITION OF INDEMNIFICATION

The Company shall not be permitted to insure or indemnify any Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned, or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-Based Compensation that is granted, paid or awarded to an Executive Officer from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy).

V.	ADMINISTRATION AND INTERPRETATION

This Policy shall be administered by the Committee, and any determinations made by the Committee shall be final and binding on all affected individuals.

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy and for the Company’s compliance with the Rules and any other applicable law, regulation, rule or interpretation of the SEC or the Exchange promulgated or issued in connection therewith.

The Committee or Board may amend and/or terminate this Policy from time to time. Unless otherwise determined by the Committee, this Policy will terminate upon the Company ceasing to be a listed issuer within the meaning of Section 10D of the Exchange Act.

VI.	AMENDMENT; TERMINATION

The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. Notwithstanding anything in this Section VI to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rules or the Exchange Rules.

VII.	OTHER RECOVERY RIGHTS

This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the SEC or the Exchange, their beneficiaries, heirs, executors, administrators, or other legal representatives. The Committee intends that this Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation, or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement.

VIII.	DEFINITIONS

For purposes of this Policy, the following capitalized terms shall have the meanings set forth below:

“Accounting Restatement” means an accounting restatement the Company is required to prepare due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).

“Clawback Eligible Incentive Compensation” means all Incentive-Based Compensation Received by an Executive Officer (i) on or after the effective date of the applicable the Exchange Rules, (ii) after beginning service as an Executive Officer, (iii) who served as an Executive Officer at any time during the applicable performance period relating to any Incentive-Based Compensation (whether or not such Executive Officer is serving at the time the Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period (as defined below).

“Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date, and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years in accordance with Rule 10D-1 under the Exchange Act.

“Executive Officer” means each individual who is currently or was previously designated as an “officer” of the Company as defined in Rule 16a-1(f) under the Exchange Act, and any other senior executives of the Company, as determined by the Committee. For the avoidance of doubt, the identification of an executive officer for purposes of this Policy shall include each executive officer who is or was identified pursuant to Item 401(b) of Regulation S-K as well as the principal financial officer and principal accounting officer (or, if there is no principal accounting officer, the controller).

“Erroneously Awarded Compensation” means, with respect to each Executive Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the restated amounts, computed without regard to any taxes paid.

“Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and all other measures that are derived wholly or in part from such measures. Stock price and total shareholder return (and any measures that are derived wholly or in part from stock price or total shareholder return) shall, for purposes of this Policy, be considered Financial Reporting Measures. A Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. The following items of compensation are not Incentive-Based Compensation under the Policy: salaries, bonuses paid solely at the discretion of the Committee or the Board that are not paid from a bonus pool that is determined by satisfying a Financial Reporting Measure, bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period, non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures, and equity awards for which the grant is not contingent upon achieving any Financial Reporting Measure performance goal and vesting is contingent solely upon completion of a specified employment period (e.g., time-based vesting equity awards) and/or attaining one or more non-Financial Reporting Measures.

“Received” means, with respect to any Incentive-Based Compensation, actual or deemed receipt, and Incentive-Based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation to the Executive Officer occurs after the end of that period.

“Restatement Date” means the earlier to occur of:

(i)the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or
(ii)the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

Effective as of October 2, 2023, as adopted by the Compensation and Human Resources Committee of the Board of Directors of Riot Platforms, Inc.

RIOT PLATFORMS, INC. ATTESTATION AND ACKNOWLEDGEMENT OF

POLICY FOR THE

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

By my signature below, I, the undersigned individual, hereby acknowledge and agree as follows:

(1)That I have received and read the attached Riot Platforms, Inc. (the “Company”) Policy for the Recovery of Erroneously Awarded Compensation (this “Policy”); and
(2)That I hereby agree to abide by all of the terms of this Policy both during and after my employment with the Company, including, without limitation, by promptly repaying or returning any Erroneously Awarded Compensation to the Company as determined in accordance with this Policy.

Signature:  Dated:

Printed Name: